SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2022

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 7, 2022, Nano Dimension Ltd. (the “Company”) entered into, and simultaneously closed, an equity purchase agreement (the “Equity Purchase Agreement”) with the Lapmaster Wolters Limited, the sole shareholder of Formatec Holding B.V. (“Lapmaster Wolters” and “Formatec Holding,” respectively), to purchase Formatec Holding, by way of a share purchase of all of the issued and outstanding share capital of Formatec Holding. At the closing, the Company paid Lapmaster Wolters for its shares $12,900,000 in cash in immediately available funds (net of Formatec Holding’s cash).

This Report on Form 6-K, with the exception of the press release, attached hereto as Exhibit 99.2, is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1*	Equity Purchase Agreement, dated July 7, 2022, by and between Nano Dimension Ltd. and Lapmaster Wolters Limited, and, solely for purposes of Sections 7.6 and 9.15, Lapmaster Group Holdings LLC.
99.1	Press Release issued by Nano Dimension Ltd. on July 8, 2022, titled “Nano Dimension Acquires Admatec and Formatec, Creating Metal & Ceramic Additive Manufacturing Portfolio.”

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 8, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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